Exhibit 99.1

AVG Announces Fourth Quarter and Fiscal Year 2015 Financial Results

Company Grows Annual Revenues 14 Percent to a Record of $428.3 Million

AMSTERDAM, February 24, 2016 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG), the online security company™ for devices, data and people, today reported results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter and Fiscal Year 2015 Highlights

•	Achieved record quarterly revenue of $109.5 million and record fiscal year revenue of $428.3 million, reflecting annual growth of 9 and 14 percent, respectively.

•	Quarterly subscription-based revenue grew 15 percent over the same period of last year, comprising over 81 percent of total revenue. For the full year, subscription-based revenue grew 23 percent to $346.2 million.

•	ZEN user base grew over 170 percent sequentially to 47 million users.

•	Achieved 30 percent non-GAAP adjusted operating income margin in the fourth quarter and 29 percent for the full year 2015.

•	Delivered earnings per share of $0.47 in the fourth quarter and $1.81 for the full year 2015.

Fourth quarter 2015 financial results

Revenue for the fourth quarter of 2015 grew over 9 percent to $109.5 million, compared with $100.2 million in the fourth quarter of 2014.

Non-GAAP adjusted net income for the fourth quarter was $24.9 million, or $0.47 per diluted ordinary share. This compares with non-GAAP adjusted net income of $16.2 million, or $0.31 per diluted ordinary share for the same period of the prior year.1 GAAP net income for the fourth quarter was $20.6 million, or $0.38 per diluted ordinary share. This compares with net income of $4.6 million, or $0.08 per diluted ordinary share in the prior year’s fourth quarter.

Non-GAAP adjusted operating income was $32.5 million, compared with $22.3 million for the fourth quarter of 2014. GAAP operating income was $25.6 million, compared with $10.9 million for the fourth quarter of 2014. Operating cash flow was $30.2 million for the quarter, compared with $35.2 million for the fourth quarter last year. Free cash flow was $25.8 million for the quarter, compared with $27.7 million for the same period in the prior year.

Fiscal year 2015 financial results

Revenue for 2015 was $428.3 million, compared with $374.1 million for the fiscal year 2014, an increase of 14 percent.

Non-GAAP adjusted net income for 2015 was $95.7 million, or $1.81 per diluted ordinary share. This compares with non-GAAP adjusted net income of $100.4 million, or $1.91 per diluted ordinary share for fiscal year 2014.

GAAP net income for fiscal year 2015 was $48.9 million, or $0.89 per diluted ordinary share, based on 52.8 million weighted-average diluted ordinary shares outstanding. This compares with net income of $54.4 million, or $1.02 per diluted ordinary share, based on 52.6 million weighted-average diluted ordinary shares outstanding for fiscal year 2014.

Non-GAAP adjusted operating income was $124.9 million, compared with $120.1 million for fiscal year 2014. GAAP operating income was $74.9 million, compared with $79.3 million for fiscal year 2014.

During 2015, the company repurchased 0.7 million shares at a total cost of $13.6 million under its share repurchase program, which was approved in 2015.

“The strong results for the fourth quarter and full-year 2015 provide evidence that the transformation we initiated in 2013 is substantially reducing our dependence on search, while building a diversified and sustainable revenue stream from new and emerging online security markets,” said Gary Kovacs, the company’s chief executive officer. “At that time, search revenue comprised nearly 40 percent of total revenues, compared to 18 percent in 2015, and I am pleased to report that throughout this period we’ve managed to be at or near our target adjusted operating margin of 30 percent. We have continued to optimize our core consumer businesses for strong cash flow, which has enabled investments in new product development as well as a now proven acquisition strategy. More recently, the user migration to ZEN, our cross-platform, multi-device software, continued to exceed our expectations growing to 47 million, up from 17 million at the end of last quarter. Looking at 2016, we believe ZEN will be a key component of our strategy by ultimately integrating all of our products and services and delivering simple, easy-to-use offerings that protect anyone, anywhere they go online.”

Financial Outlook

Based on information available as of February 24, 2016, AVG is providing the following outlook for fiscal year 2016 as follows:

•	Revenue outlook is reconfirmed to be in the range of $440 million to $460 million.

•	Non-GAAP adjusted net income is expected to be in the range of $100 million to $104 million; non-GAAP adjusted net income per diluted ordinary share is expected to be in the range of $1.90 to $1.96.

•	GAAP net income is expected to be in the range of $43 million to $49 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.81 to $0.93.

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2016 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5 percent. For the purpose of calculating GAAP net income per diluted ordinary share and non-GAAP adjusted net income per diluted ordinary share, the Company assumes approximately 53 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is neither audited nor reviewed.

Conference Call Information

AVG will hold its quarterly conference call today at 4:30 p.m. ET/1:30 p.m. PT/ 10:30 PM CET to discuss its fourth quarter and fiscal year ending December 31, 2015 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 212 444 0895 (USA); +1 514 841 2154 (Canada); +420 225 986 511 (CZ); +44 20 3427 1903 (UK); Conference ID: 8441877.

Live and replay versions of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, an analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2016 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our acquisitions; our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform-derived revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners; changes in our and our partners’ responses to privacy concerns; our ability to successfully exit the third party search distribution business; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG ZEN; our ability to attract and retain users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors.”

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the fourth quarter, ended December 31, 2015 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward looking statements in light of new information or future events.

About AVG

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management (RMM) solutions that protect small and medium businesses around the world.

All trademarks are the property of their respective owners.

[1] Non-GAAP results for the fourth quarter of 2015 exclude $3.3 million in share based compensation expense, $9.6 million in acquisition amortization and nil in charges associated with litigation settlements, $1.8 million in acquisition related charges, $1.8 million in charges associated with the rationalization of the Company’s global operations and nil in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against $8.6 million in reversals related to the unwinding of discounts and changes in fair value and $1.0 million in net reversals of capitalized development charges, and adjusted for impact of normalized tax rate of 12.5% as described in the Reconciliation of GAAP measures to non-GAAP measures.

Investor relations contacts:
US: Bonnie McBride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31, 2014	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$123,767
Restricted cash	1,995	26,858
Trade accounts receivable, net	35,408	35,717
Inventories	1,030	1,027
Deferred income taxes	21,056	17,644
Prepaid expenses	6,946	7,501
Other current assets	5,926	14,887

Total current assets	211,268	227,401
Non-current restricted cash	16,160	226
Property and equipment, net	18,000	23,508
Deferred income taxes	26,813	20,538
Intangible assets, net	121,835	105,719
Goodwill	245,369	297,434
Investment	160	660
Other assets	7,484	6,125

Total assets	$647,089	$681,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$11,763
Accrued compensation and benefits	16,544	18,028
Accrued expenses and other current liabilities	53,098	82,887
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	1,200
Deferred tax liabilities	568	898
Deferred revenue	166,815	167,123

Total current liabilities	255,652	284,199
Long-term debt, less current portion	222,625	221,092
Deferred revenue, less current portion	34,028	33,004
Deferred tax liabilities	25,613	28,596
Other non-current liabilities	31,974	7,302

Total liabilities	569,892	574,193

Redeemable noncontrolling interest	40,040	16,800

Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(113,211)
Treasury shares	(60,858)	(61,297)
Accumulated other comprehensive loss	(12,814)	(15,181)
Retained earnings	232,662	279,580

Total shareholders’ equity	37,157	90,618

Total liabilities and shareholders’ equity	$647,089	$681,611

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended December 31,		Twelve months ended December 31,

	2014	2015	2014	2015
	(in thousands of U.S. dollars)
Revenue:
Subscription	$77,447	$89,083	$281,581	$346,186
Platform-derived	22,725	20,439	92,492	82,125

Total revenue	100,172	109,522	374,073	428,311

Cost of revenue:
Subscription	(13,635)	(17,196)	(39,068)	(59,948)
Platform-derived	(2,033)	(1,033)	(12,759)	(4,858)

Total cost of revenue	(15,668)	(18,229)	(51,827)	(64,806)

Gross profit	84,504	91,293	322,246	363,505

Operating expenses:
Research and development	(21,725)	(23,169)	(70,168)	(88,008)
Sales and marketing	(29,565)	(32,027)	(96,950)	(125,325)
General and administrative	(22,313)	(10,469)	(75,790)	(75,238)

Total operating expenses	(73,603)	(65,665)	(242,908)	(288,571)

Operating income	10,901	25,628	79,338	74,934
Other expense, net	(3,700)	(4,007)	(5,325)	(15,489)

Income before income taxes and loss from investment in equity affiliate	7,201	21,621	74,013	59,445
Income tax provision	(2,609)	(1,055)	(19,579)	(10,519)

Net income	$4,592	$20,566	$54,434	$48,926

Less: Net income attributable to redeemable noncontrolling interest	(8)	(11)	(8)	(35)

Net income attributable to AVG Technologies N.V.	$4,584	$20,555	$54,426	$48,891

Comprehensive income	2,266	20,573	49,963	46,559
Less: Comprehensive income attributable to redeemable noncontrolling interest	(8)	(11)	(8)	(35)

Comprehensive income attributable to AVG Technologies N.V.	$2,258	$20,562	$49,955	$46,524

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$4,584	$20,555	$54,426	$48,891
Redeemable noncontrolling interest	(534)	(288)	(534)	(1,925)

Net income available to ordinary shareholders – basic	$4,050	$20,267	$53,892	$46,966

Net income available to ordinary shareholders – diluted	$4,050	$20,267	$53,892	$46,966
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.08	$0.39	$1.03	$0.90
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.08	$0.38	$1.02	$0.89
Weighted-average shares outstanding – basic	51,538,401	52,076,228	52,219,176	51,979,048
Weighted-average shares outstanding – diluted	51,961,254	52,800,730	52,591,435	52,805,218

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
OPERATING ACTIVITIES:
Net income	$4,592	$20,566	$54,434	$48,926
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,909	13,150	33,496	49,122
Share-based compensation	2,695	3,328	12,376	14,253
Deferred income taxes	2,453	3,692	14,025	9,168
Change in the fair value of contingent consideration liabilities	465	(8,646)	730	(6,428)
Amortization of financing costs and loan discount	303	469	494	1,806
Loss (gain) on sale of property and equipment	(52)	(7)	(78)	34
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	5,497	(1,613)	(5,456)	(12,877)
Net change in deferred revenue	8,339	(711)	(1,214)	(4,311)

Net cash provided by operating activities	35,201	30,228	108,807	99,693

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(7,501)	(4,389)	(15,577)	(14,695)
Proceeds from sale of property and equipment	59	19	307	223
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	(133,357)	(2,500)	(133,357)	(34,012)
Purchase of investment in equity securities	—	—	—	(500)
Decrease (increase) in restricted cash	(17,581)	(29)	(16,376)	(9,284)

Net cash used in investing activities	(158,380)	(6,899)	(165,003)	(58,268)

FINANCING ACTIVITIES:
Payment of contingent consideration	(2,250)	(931)	(2,250)	(22,105)
Payment of deferred purchase consideration	—	(2,209)	—	(2,209)
Payment of capitalized lease obligation	—	47	—	(356)
Proceeds of credit agreement	224,800	—	224,800	—
Debt issuance costs	(4,825)	(354)	(4,825)	(742)
Repayments of principal on current credit agreement	—	(575)	(30,000)	(2,300)
Proceeds from exercise of share options	935	364	2,831	11,173
Redemption Class B shares	—	(25,200)	—	(25,200)
Excess tax benefit	—	603	—	942
Repurchases of share rights and options from employees	—	—	(1,460)	—
Repurchase of own shares	—	(14,617)	(35,334)	(14,617)

Net cash (used in) provided by financing activities	218,660	(42,872)	153,762	(55,414)
Effect of exchange rate fluctuations on cash and cash equivalents	(563)	(1,216)	(1,008)	(1,151)

Change in cash and cash equivalents	94,918	(20,759)	96,558	(15,140)
Beginning cash and cash equivalents	43,989	144,526	42,349	138,907
Ending cash and cash equivalents	$138,907	$123,767	$138,907	$123,767

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(1,740)	$(359)	$(9,467)	$(6,152)
Interest paid	$—	$(3,456)	$(525)	$(16,322)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Gross profit	$84,504	$91,293	$322,246	$363,505
Add back:
- Share-based compensation	19	40	58	148
- Acquisition amortization(1)	2,379	2,955	9,530	10,353
- Other adjustments(2)	115	353	115	502

Non-GAAP adjusted gross profit	$87,017	$94,641	$331,949	$374,508

Revenue	100,172	109,522	374,073	428,311

Non-GAAP adjusted gross profit margin	87%	86%	89%	87%

Operating expenses	$(73,603)	$(65,665)	$(242,908)	$(288,571)
Less:
- Share-based compensation	2,676	3,288	12,318	14,105
- Acquisition amortization(1)	4,363	6,631	9,153	20,640
- Other adjustments(2)	1,813	(6,426)	9,569	4,169

Non-GAAP adjusted operating expenses	$(64,751)	$(62,172)	$(211,868)	$(249,657)

Operating income	$10,901	$25,628	$79,338	$74,934
Add back:
- Share-based compensation	2,695	3,328	12,376	14,253
- Acquisition amortization(1)	6,742	9,586	18,683	30,993
- Other adjustments(2)	1,928	(6,073)	9,684	4,671

Non-GAAP adjusted operating income	$22,266	$32,469	$120,081	$124,851

Revenue	100,172	109,522	374,073	428,311

Non-GAAP adjusted operating income margin	22%	30%	32%	29%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Net income	$4,592	$20,566	$54,434	$48,926
Add back:
- Share-based compensation	2,695	3,328	12,376	14,253
- Acquisition amortization(1)	6,742	9,586	18,683	30,993
- Other adjustments(2)	1,928	(6,073)	9,684	4,671
- Provision (Benefit) for income taxes	2,609	1,055	19,579	10,519

Non-GAAP adjusted profit before taxes	$18,566	$28,462	$114,756	$109,362

Less: Estimated provision for income taxes(3)	(2,321)	(3,557)	(14,345)	(13,670)

Non-GAAP adjusted net income	$16,245	$24,905	$100,411	$95,692

Weighted-average shares outstanding - diluted (in thousands)	51,961	52,801	52,591	52,805
Non-GAAP adjusted net income	16,245	24,905	100,411	95,692

Non-GAAP diluted EPS	$0.31	$0.47	$1.91	$1.81

	December 31, 2014	December 31, 2015
Cash and cash equivalents	$138,907	$123,767
Current portion of long-term debt	(2,300)	(2,300)
Long-term debt, less current portion	(222,625)	(221,092)

Net debt	$(86,018)	$(99,625)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Net cash provided by operating activities	$35,201	$30,228	$108,807	$99,693
Less: payments for property and equipment and intangible assets	(7,501)	(4,389)	(15,577)	(14,695)

Free cash flow(6)	$27,700	$25,839	$93,230	$84,998

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Revenue	$100,172	$109,522	$374,073	$428,311
Free cash flow	27,700	25,839	93,230	84,998

Cash conversion	28%	24%	25%	20%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	December 31,	December 31,
	2014	2015
Total revenue (trailing 12 months)	$374,073	$428,311
Active users at period end (in millions)(4)	197	193
Average active users (in millions)(5)	187	195

Twelve months trailing revenue per average active user	$2.00	$2.20

Share-based compensation
(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Cost of revenue	$(19)	$(40)	$(58)	$(148)
Research and development	(799)	(798)	(2,495)	(2,750)
Sales and marketing	(241)	(817)	(1,556)	(2,968)
General and administrative	(1,636)	(1,673)	(8,267)	(8,387)

Share-based compensation	$(2,695)	$(3,328)	$(12,376)	$(14,253)

Acquisition amortization
(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Cost of revenue	$(2,379)	$(2,955)	$(9,530)	$(10,353)
Research and development	(175)	(244)	(700)	(769)
Sales and marketing	(4,184)	(6,385)	(8,449)	(19,801)
General and administrative	(4)	(2)	(4)	(70)

Acquisition amortization	$(6,742)	$(9,586)	$(18,683)	$(30,993)

Other adjustments
(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Cost of revenue	$(115)	$(353)	$(115)	$(502)
Research and development	980	(387)	(284)	(968)
Sales and marketing	(1,274)	(1,187)	(1,660)	(6,274)
General and administrative	(1,519)	8,000	(7,625)	3,073

Other adjustments	$(1,928)	$6,073	$(9,684)	$(4,671)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three and twelve months ended December 31, 2015 comprised nil and $0.3 million, respectively, in charges associated with litigation settlements, $1.8 million and $6.8 million, respectively, in acquisition related charges, $1.8 million and $3.7 million, respectively, in charges associated with the rationalization of the Company’s global operations and nil and $2.9 million, respectively, in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against $1.0 million and $2.6 million, respectively, in net reversals of capitalized development charges and $8.6 million and $6.4 million, respectively, in reversals related to the unwinding of discounts and changes in fair value. Other adjustments between GAAP and non-GAAP measures in the three and twelve months ended December 31, 2014 comprised $1.2 million and $6.6 million, respectively, in acquisition related charges, $1.5 million and $2.3 million, respectively, in charges associated with the rationalization of the Company’s global operations, $0.6 million and $0.6 million respectively in charges related to the unwinding of discounts and changes in fair value, $0.1 million and $1.6 million, respectively, in charges associated with a litigation settlement, offset against $1.4 million and $1.4 million respectively in net reversals of capitalized development charges.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three and twelve months ended December 31, 2015 and 2014. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and twelve months ended December 31, 2015 includes the payment of $3.6 million and $8.8 million, respectively, relating to the other adjustments referred in note 2 above. The free cash flow for the three and twelve months ended December 31, 2014 includes the payment of $2.7 million and $8.0 million, respectively, relating to the other adjustments.